Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667



                                                               February 24, 2006




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.

Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:


Re:  Filing of Schedule 13D - Aegis Communication Group , Inc.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of a Schedule 13D Amendment with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13D by return e-mail confirmation.

                                                                      Sincerely,



                                                                 Jeffrey A. Ruiz

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No.4)

                    Under the Securities Exchange Act of 1934


                        AEGIS COMMUNICATIONS GROUP, INC.
                     ---------------------------------------
                                 NAME OF ISSUER:


                     Common Stock, par value $.01 per share
                      -------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    00760B105
                     ---------------------------------------
                                  CUSIP NUMBER

                                Deutsche Bank AG
                    60 Wall Street, New York, New York 10005
                              Attn: Jeffrey A. Ruiz
                    -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 15, 2006
               ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                         (Continued on following pages)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         7.  SOLE VOTING POWER
SHARES                0
BENEFICIALLY      8.  SHARED VOTING POWER
OWNED BY              0
EACH              9.  SOLE DISPOSITIVE POWER
REPORTING             0
PERSON WITH       10. SHARED DISPOSITIVE POWER
                      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

14.TYPE OF REPORTING PERSON

    BK

Item 1.  Security and Issuer.

 Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by the Reporting Person on December 23, 2004, relating to the Common Stock, $0.01 par value (the "Shares"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company").

 In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group(collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 5.  Interest in Securities of the Issuer.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Deutsche Bank AG, London Branch, acting through its investment advisor, DB Alternative Trading Inc., sold 113,303,304 shares of common stock, par value $.01 per share of Aegis Communications Group, Inc. to World Focus on February 15, 2005.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Dated: February 24, 2006

                                        DEUTSCHE BANK AG

                                        By:  /s/ Jeffrey Ruiz
                                        ----------------------------------
                                        Name: Jeffrey Ruiz
                                        Title: Vice President


                                        By:  /s/ Pasquale Antolino
                                        ---------------------------------
                                        Name: Pasquale Antolino
                                        Title: Assistant-Vice President